

January 17, 2014

<u>Via E-mail</u>
Mr. Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

      Re: Tupperware Brands Corporation
                 Form 10-K
                 Filed February 26, 2013
                 File No. 1-11657

Dear Mr. Poteshman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Terence O'Brien

                                Terence O'Brien
                                Branch Chief